Filed Pursuant to Rule 424(b)(1)
Regisration No. 333-273258

 PROSPECTUS

1,336,679 of our Common Shares Offered by the Selling Shareholders

The Selling Shareholders named in this Prospectus or their respective donees, pledgees, transferees or other successors in interest may sell in one or more offerings pursuant to this registration statement up to 1,336,679 of our common shares that were previously acquired in private transactions or in the open market. We refer to such common shares as the "Selling Shareholder Shares." The Selling Shareholders or their respective donees, pledgees, transferees or other successors in interest may, from time to time, sell, transfer or otherwise dispose of any or all of these common shares, including on any stock exchange, market or trading facility on which the shares are traded or in privately negotiated transactions at fixed prices that may be changed, at market prices prevailing at the time of sale or at negotiated prices.  See "Plan of Distribution" beginning on page 11.  Information on the Selling Shareholders and the times and manners in which they may offer and sell our common shares are described under the sections entitled "Selling Shareholders" and "Plan of Distribution" in this prospectus.  While we will bear all costs, expenses and fees in connection with the registration of the Selling Shareholder Shares, we will not receive any of the proceeds from the sale of our common shares by the Selling Shareholders.
The prices and other terms of the securities that we will offer will be determined at the time of their offering and will be described in a supplement to this prospectus.
Our common shares are currently listed on the Nasdaq Capital Market under the symbol "EDRY". On July 26, 2023, the last reported sale price of our common shares was $14.02 per share.
The securities to be sold under this prospectus may be offered directly or through underwriters, agents or dealers.  The names of any underwriters, agents or dealers will be included in a supplement to this prospectus.
An investment in these securities involves risks.  See the section entitled "Risk Factors" on page 6, and other risk factors contained in the applicable prospectus supplement and in the documents incorporated by reference herein and therein.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is July 27, 2023.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
RISK FACTORS	6
USE OF PROCEEDS	7
SELLING SHAREHOLDERS	8
OUR CAPITALIZATION	9
DIVIDEND POLICY	10
PLAN OF DISTRIBUTION	11
DESCRIPTION OF CAPITAL STOCK	13
TAX CONSIDERATIONS	18
EXPENSES	25
EXPERTS	25
LEGAL MATTERS	25
WHERE YOU CAN FIND ADDITIONAL INFORMATION	25
GLOSSARY OF SHIPPING TERMS	27

i

ABOUT THIS PROSPECTUS
As permitted under the rules of the U.S. Securities and Exchange Commission, or the Commission, this prospectus incorporates important business information about us that is contained in documents that we have previously filed with the Commission but that are not included in or delivered with this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the Commission at www.sec.gov, as well as other sources. You may also obtain copies of the incorporated documents, without charge, upon written or oral request to EuroDry Ltd., 4 Messogiou & Evropis Street, 151 24 Maroussi, Greece, +30-211-1804005. See "Where You Can Find Additional Information."
You should rely only on the information contained or incorporated by reference in this prospectus. Neither we nor the Selling Shareholders have authorized any person to provide information other than that provided in this prospectus and the documents incorporated by reference. Neither we nor the Selling Shareholders are making an offer to sell common shares in any state or other jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus regardless of its time of delivery, and you should not consider any information in this prospectus or in the documents incorporated by reference herein to be investment, legal or tax advice. We encourage you to consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding an investment in our securities.
Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to "EuroDry," the "Company," "we," "us," "our," or similar references, mean EuroDry Ltd. and, where applicable, its consolidated subsidiaries, and the “Selling Shareholders” refers to those of our shareholders described in “Selling Shareholders” on page 8 of this prospectus.
ENFORCEABILITY OF CIVIL LIABILITIES
EuroDry Ltd. is a Marshall Islands corporation and our principal executive offices are located outside the United States in Maroussi, Greece. A majority of our directors, officers and the experts named in the prospectus reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on United States federal or state securities laws.
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
EuroDry Ltd. desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  This prospectus contains forward-looking statements.  These forward-looking statements include information about possible or assumed future results of our operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding:
•	our future operating or financial results;
•	future, pending or recent acquisitions, joint ventures, business strategy, areas of possible expansion, and expected capital spending or operating expenses;
•	drybulk industry trends, including charter rates and factors affecting vessel supply and demand;
•	fluctuations in our stock price as a result of volatility in securities markets;
•	the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies;
•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;
ii

•	availability of crew, number of off-hire days, drydocking requirements and insurance costs;
•	our expectations about the availability of vessels to purchase or the useful lives of our vessels;
•	our expectations relating to dividend payments and our ability to make such payments;
•	our ability to leverage to our advantage our manager’s relationships and reputations in the drybulk shipping industry;
•	changes in seaborne and other transportation patterns;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	potential liability from future litigation;
•	global and regional political conditions;
•	acts of terrorism and other hostilities, including piracy;
•
the severity and duration of natural disasters or public health emergencies, including the spread of coronavirus (“COVID-19”), including possible delays due to the quarantine of vessels and crew, as well as government-imposed shutdowns; and

•	other factors discussed in the section titled “Risk Factors.”
WE CAUTION READERS OF THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES.  WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENTS, OR THE DOCUMENTS TO WHICH WE REFER YOU IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT, TO REFLECT ANY CHANGE IN OUR EXPECTATIONS WITH RESPECT TO SUCH STATEMENTS OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY STATEMENT IS BASED.  THESE FORWARD LOOKING STATEMENTS ARE NOT GUARANTEES OF OUR FUTURE PERFORMANCE, AND ACTUAL RESULTS AND FUTURE DEVELOPMENTS MAY VARY MATERIALLY FROM THOSE PROJECTED IN THE FORWARD LOOKING STATEMENTS.
Unless otherwise indicated, all references to "dollars" and "$" in this prospectus are to United States dollars and financial information presented in this prospectus that is derived from financial statements incorporated by reference is prepared in accordance with accounting principles generally accepted in the United States.
This prospectus is part of a registration statement that we filed with the Commission using a shelf registration process. The Selling Shareholders may sell in one or more offerings pursuant to this registration statement up to 1,336,679 of our common shares that were previously acquired in private transactions or in the open market. This prospectus provides you with a general description of the securities the Selling Shareholders may offer.  Each time the Selling Shareholders offer securities, we may provide you with a supplement to this prospectus that will describe the specific information about the securities being offered and the specific terms of that offering.  The prospectus supplement may also add, update or change the information contained in this prospectus.  If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the prospectus supplement. Before purchasing any securities, you should read carefully both this prospectus and any prospectus supplement, together with the additional information described below.
This prospectus does not contain all the information provided in the registration statement that we filed with the Commission.  For further information about us or the securities offered hereby, you should refer to the registration statement, which you can obtain from the Commission as described below under "Where You Can Find Additional Information."

iii

PROSPECTUS SUMMARY
This section summarizes some of the information and consolidated financial statements that appear later in this prospectus or in documents incorporated by reference herein. As an investor or prospective investor, you should review carefully the risk factors and the more detailed information and financial statements that appear later in this prospectus or in documents incorporated by reference herein. In this prospectus, references to "EuroDry," "Company," "we," "our," "ours" and "us" refer to EuroDry Ltd., and its subsidiaries, unless otherwise stated or the context requires.
We use the term "deadweight tons," or dwt, in describing the capacity of our vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. For the definition of certain shipping terms used in this prospectus, see the "Glossary of Shipping Terms" on page 27 of this prospectus.
Our Company
EuroDry Ltd. is a Marshall Islands company incorporated under the Marshall Islands Business Corporations Act, or BCA, on January 8, 2018. We are a provider of worldwide ocean-going transportation services. We own and operate drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. As of July 7, 2023, our fleet consisted of ten drybulk carriers (comprising five Panamax drybulk carriers, two Kamsarmax, two Ultramax drybulk carriers and one Supramax drybulk carrier). The total cargo carrying capacity of our ten drybulk carriers is 728,975 dwt.
We actively manage the deployment of our fleet between spot market voyage charters and short term time charters, which generally last from several days to several weeks, and medium or longer term time charters, which can last up to several years.  Some of our vessels may participate in shipping pools, or, in some cases in contracts of affreightment. We may also use freight forward agreement, or FFA, contracts to provide partial coverage for our drybulk vessels – as a substitute for time charters – in order to increase the predictability of our revenues.
Vessels operating on medium and longer term time charters provide more predictable cash flows but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable us to achieve increased profit margins during periods of high vessel rates although we are exposed to the risk of declining vessel rates, which may have a materially adverse impact on our financial performance. Vessels operating in pools benefit from better scheduling, and thus increased utilization, and better access to contracts of affreightment due to the larger commercial operation of the pool. We are constantly evaluating opportunities to increase the number of our vessels deployed on medium and longer term time charters upon expiration of our existing charters or to participate in shipping pools (if available for our vessels), however we only expect to enter into longer term time charters or shipping pools if we can obtain contract terms that satisfy our criteria.  We carefully evaluate the length and the rate of the time charter contract at the time of fixing or renewing a contract considering market conditions, trends and expectations.
We constantly evaluate vessel purchase opportunities to expand our fleet accretive to our earnings and cash flow. Additionally, we will consider selling certain of our vessels when favorable sales opportunities present themselves. If, at the time of sale, the carrying value is less than the sales price, we will realize a gain on sale, which will increase our earnings, but if, at the time of sale, the carrying value of a vessel is more than the sales price, we will realize a loss on sale, which will negatively impact our earnings.

Our Fleet
As of July 7, 2023, the profile and deployment of our fleet is the following:
Name	Type	Dwt	Year Built	Employment (*)	TCE Rate ($/day)
Dry Bulk Vessels
EKATERINI	Kamsarmax	82,000	2018	TC until Mar-25	Hire 105.5% of the Average Baltic Kamsarmax P5TC(**) index
XENIA	Kamsarmax	82,000	2016	TC until Mar-24	Hire 105.5% of the Average Baltic Kamsarmax P5TC(**) index
ALEXANDROS P	Ultramax	63,500	2017	TC until Jul-23	$16,250
GOOD HEART	Ultramax	62,996	2014	TC until Aug-23	$15,075
MOLYVOS LUCK	Supramax	57,924	2014	TC until Aug-23	$7,750
EIRINI P	Panamax	76,466	2004	TC until Oct-23	$15,750
SANTA CRUZ	Panamax	76,440	2005	TC until Jul-23	$8,000
STARLIGHT	Panamax	75,845	2004	TC until Aug-23	$9,000
TASOS	Panamax	75,100	2000	TC until Jul-23	$12,700
BLESSED LUCK	Panamax	76,704	2004	TC until Jan-24	$15,800
Total Vessels	10	728,975

(*)	TC denotes time charter. Charter duration indicates the earliest redelivery date.
(**)	The average Baltic Kamsarmax P5TC Index is an index based on five Panamax time charter routes.

We plan to expand our fleet by investing in vessels in the drybulk market under favorable market conditions. We also intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist.  We employ our vessels in the spot and time charter market and through pool arrangements. As of July 7, 2023, all our vessels are employed under time charter contracts.

Management of Our Fleet
The operations of our vessels are managed by Eurobulk Ltd., or Eurobulk, and Eurobulk (Far East) Ltd. Inc., or Eurobulk FE, collectively the “Managers”, both affiliated companies. Eurobulk was founded in 1994 by members of the Pittas family and is a reputable ship management company with strong industry relationships and experience in managing vessels. Eurobulk FE was founded in 2015 and is based in the Philippines. Eurobulk manages our fleet under a Master Management Agreement ("MMA") with us and separate management agreements with each ship-owning company. Eurobulk FE manages four of our vessels under similar management agreements with the respective ship-owning companies. Under our MMA, Eurobulk is responsible for providing us with: (i) executive services associated with us being a public company; (ii) other services to our subsidiaries including accounting and commercial management services, which include obtaining employment for our vessels and managing our relationships with charterers; and (iii) technical management services, which include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging our hire of qualified officers and crew, arranging and supervising drydocking and repairs, arranging insurance for vessels, purchasing stores, supplies, spares and new equipment for vessels, appointing supervisors and technical consultants and providing technical support and shoreside personnel who carry out the management functions described above and certain accounting services.
Our MMA is substantially similar to the MMA between Euroseas and Eurobulk relating to our vessels that were previously owned by Euroseas, which were contributed by Euroseas to EuroDry in connection with the spin-off of Euroseas’ drybulk vessels held for use as of December 31, 2017 (the “Spin-off”). The MMA is terminable by Eurobulk only for cause or under other limited circumstances, such as the sale of the Company or Eurobulk or the bankruptcy of either party. The management agreements between Eurobulk FE and the ship-owning companies follow substantially the same terms of the similar agreements with Eurobulk. The EuroDry MMA with the Managers provides for an annual adjustment of the daily vessel management fee due to inflation in the Eurozone to take effect on January 1 of each year. The vessel management fee for laid-up vessels is half of the daily fee. This MMA, as periodically amended and restated, will automatically be extended after the initial five-year period for an additional five-year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the MMA, each ship-owning company has signed – and each future ship owning company when a vessel is acquired will sign – with the Managers, a management agreement with the rate and term of these agreements set in the MMA effective at such time.
Our MMAs with the Managers which took effect after the completion of the Spin-off were for an initial five-year term until January 1, 2023. These MMAs were extended for an additional five-year term starting on January 1, 2023 and expiring on January 1, 2028. Our MMA with Eurobulk compensates Eurobulk with an annual executive compensation and a daily management fee per vessel managed. For the Company post Spin-off the annual compensation for such services was set at $1,250,000. Effective from January 1, 2023, this fee was increased to $1,350,000 to account for inflation in the Eurozone.  The daily fixed vessel management fee was 685 Euros for the years ended December 31, 2020 and 2021. From January 1, 2022 the daily vessel management fee was adjusted for inflation to 720 Euros per day per vessel in operation and 360 Euros per day per vessel in lay-up. From January 1, 2023 the daily vessel management fee was further adjusted for inflation at 775 Euros per day per vessel in operation. In case of a vessel in lay-up, the Company pays 50% of the daily management fee during the respective period. In the case of newbuilding vessel contracts, the same management fee of 775 Euros becomes effective when construction of the vessel actually begins.
The management of the M/V “Xenia”, M/V “Alexandros P.”, M/V “Tasos” and M/V “Ekaterini” is performed by Eurobulk FE. The remaining fleet (M/V “Santa Cruz”, M/V “Eirini P.”, M/V “Good Heart”, M/V “Blessed Luck”, M/V “Molyvos Luck” and M/V “Starlight”) is managed by Eurobulk.

Our Competitive Strengths
We believe that we possess the following competitive strengths:
•
Experienced Management Team. Our management team has significant experience in all aspects of commercial, technical, operational and financial areas of our business. Aristides J. Pittas, our Chairman and Chief Executive Officer, holds a dual graduate degree in Naval Architecture and Marine Engineering and Ocean Systems Management from the Massachusetts Institute of Technology. He has worked in various technical, shipyard and ship management capacities and since 1991 has focused on the ownership and operation of vessels carrying dry cargoes. Dr. Anastasios Aslidis, our Chief Financial Officer, holds a Ph.D. in Ocean Systems Management also from the Massachusetts Institute of Technology and has over 30 years of experience in the financial management of public shipping companies as well as investment and risk management in the maritime industry.

•
Cost Efficient Vessel Operations. We believe that because of the efficiencies afforded to us through Eurobulk, the strength of our management team and the quality of our fleet, we are, and will continue to be, a reliable, low cost vessel operator, without compromising our high standards of performance, reliability and safety. Our total vessel operating expenses, including management fees and general and administrative expenses but excluding drydocking expenses were $6,698 per day for the year ended December 31, 2022.

Our technical and operating expertise allows us to efficiently manage and transport a wide range of cargoes with a flexible trade route profile, which helps reduce ballast time between voyages and minimize off-hire days. Our professional, well-trained masters, officers and on board crews further help us to control costs and ensure consistent vessel operating performance. We actively manage our fleet and strive to maximize utilization and minimize maintenance expenditures for operational and commercial utilization. For the year ended December 31, 2022, our operational fleet utilization was 99.3%, from 99.6% in 2021, while our commercial utilization rate was at 99.8% and 99.9% for each year, respectively. Our total fleet utilization rate in 2022 was 99.1%, from 99.5% in 2021.
•
Strong Relationships with Customers and Financial Institutions. We believe ourselves, Eurobulk, Eurobulk FE and the Pittas family have developed strong industry relationships and have gained acceptance with charterers, lenders and insurers because of long-standing reputation for safe and reliable service and financial responsibility through various shipping cycles. Through Eurobulk and Eurobulk FE, we offer reliable service and cargo carrying flexibility that enables us to attract customers and obtain repeat business. We also believe that the established customer base and reputation of ourselves, Eurobulk, Eurobulk FE and the Pittas family help us to secure favorable employment for our vessels with well-known charterers.

Our Business Strategy
Our business strategy is focused on providing consistent shareholder returns by carefully timing and structuring acquisitions of drybulk carriers and by reliably, safely and competitively operating our vessels through our Managers. We continuously evaluate purchase and sale opportunities, as well as long term employment opportunities for our vessels. Key elements of the above strategy are:
•
Renew and Expand our Fleet. We expect to grow our fleet in a disciplined manner through timely and selective acquisitions of quality vessels. We perform in-depth technical review and financial analysis of each potential acquisition and only purchase vessels as market opportunities present themselves. We focus on purchasing well-maintained secondhand vessels, newbuildings or newbuilding resales based on the evaluation of each investment option at the time it is made. In May 2021, we acquired a Panamax drybulk vessel, followed by an Ultramax drybulk vessel in September 2021. In February 2022, we purchased a Supramax drybulk carrier, followed by another Panamax drybulk vessel in April 2022.

•
Maintain Balanced Employment. We intend to employ our fleet on either longer term time charters, i.e. charters with duration of more than a year, or shorter term time/spot charters. We seek longer term time charter employment to obtain adequate cash flow to cover as much as possible of our fleet’s recurring costs, consisting of vessel operating expenses, management fees, general and administrative expenses, interest expense and drydocking costs for the upcoming 12-month period. We also may use FFAs – as a substitute for time charter employment – to partly provide coverage for our drybulk vessels in order to increase the predictability of our revenues.  We look to deploy the remainder of our fleet on spot charters, shipping pools or contracts of affreightment (“COA”) depending on our view of the direction of the markets and other tactical or strategic considerations. When we expect charter rates to improve we try to increase the percentage of our fleet employed in shorter term contracts (allowing us to take advantage of higher rates in the future), while when we expect the market to weaken we try to increase the percentage of our fleet employed in longer term contracts (allowing us to take advantage of higher current rates). We believe this balanced employment strategy will provide us with more predictable operating cash flows and sufficient downside protection, while allowing us to participate in the potential upside of the spot market during periods of rising charter rates. As of June 30, 2023, on the basis of our existing time charters, approximately 46% of our vessel capacity for the remainder of 2023 are under time charter contracts, which will ensure employment of a portion of our fleet, partly protect us from market fluctuations and increase our ability to make principal and interest payments on our debt and pay dividends to our shareholders.

•
Optimize Use of Financial Leverage. We intend to use bank debt to partly fund our vessel acquisitions and increase financial returns for our shareholders. We actively assess the level of debt we incur in light of our ability to repay that debt based on the level of cash flow generated from our balanced chartering strategy and efficient operating cost structure. Our debt repayment schedule as of December 31, 2022 calls for a reduction of approximately 28.15% of our debt by the end of 2023 and an additional reduction of about 17.21% by the end of 2024 for a total of 45.36% reduction over the next two years, excluding any new debt that we assumed or may assume. As our debt is being repaid, we expect that our ability to raise or borrow additional funds more cheaply in order to grow our fleet and generate better returns for our shareholders will increase.

•
ESG Practices: We actively manage a broad range of ESG initiatives, taking into consideration their expected impact on the sustainability of our business over time, and the potential impact of our business on society and the environment. Regarding environmental initiatives, in 2021 and 2022 we implemented technical and operational measures that we expect will result in energy savings and a reduced carbon footprint for our vessels. Moreover, we pay considerable attention to our human resources both on our vessels and ashore, proven by a variety of practices, including worldwide training on safety and management systems, and medical insurance for all employees. Our current ESG report can be found on our website.

Corporate Information
EuroDry Ltd. is a Marshall Islands company incorporated under the Marshall Islands Business Corporations Act, or BCA. We maintain our principal executive offices at 4 Messogiou & Evropis Street, 151 24 Maroussi, Greece. Our telephone number at that address is +30-211-1804005.  Our website address is http://www.eurodry.gr.  The information on our website is not a part of this prospectus.
Recent Developments
On June 20, 2023, we signed a loan agreement with Hamburg Commercial Bank pursuant to a term sheet signed on March 30, 2023, and drew a loan of $14.0 million mortgaging as collateral M/V Ekaterini, which had been previously released from its mortgage following the full repayment of its loan with HSBC Bank Plc. on March 3, 2023.
As of July 7, 2023, we had repurchased and cancelled 207,265 common shares, under our share repurchase program for an aggregate consideration of approximately $3.1 million, since the initiation of our share repurchase plan of up to $10 million announced in August 2022.
The Securities the Selling Shareholders May Offer
The Selling Shareholders may sell in one or more offerings pursuant to this registration statement up to 1,336,679 of our common shares that were previously acquired in private transactions or in the open market. We will not receive any of the proceeds from the sale of our common shares by the Selling Shareholders.
A prospectus supplement may describe the amounts, prices, and type of transaction in which the Selling Shareholders may offer securities and may describe certain risks in addition to those set forth below associated with an investment in the securities. Terms used in the prospectus supplement will have the meanings set forth in this prospectus, unless otherwise specified.

RISK FACTORS
An investment in our securities involves a high degree of risk.  You should carefully consider the risks discussed under the heading "Item 3. Key Information—D. Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2022 and the other documents we have incorporated by reference in this prospectus that summarize the risks that may materially affect our business before making an investment in our securities.  Please see "Where You Can Find Additional Information – Information Incorporated by Reference." In addition, you should also consider carefully the risks set forth under the heading "Risk Factors" in any prospectus supplement before investing in any securities offered by this prospectus. The occurrence of one or more of those risk factors could adversely impact our business, financial condition, results of operations or the price of our common stock.

USE OF PROCEEDS
All of the common shares offered by the Selling Shareholders pursuant to this prospectus will be sold by the Selling Shareholders for their own account. We will not receive any of the proceeds from these sales.

SELLING SHAREHOLDERS
This prospectus relates to the proposed sale from time to time of up to 1,336,679 of our common shares beneficially owned by the Selling Shareholders named in the table below. We have filed the registration statement of which this prospectus forms a part in order to permit the Selling Shareholders to offer these shares for resale or transfer from time to time as set forth below in “Plan of Distribution”.

Set forth below is information regarding the Selling Shareholders and their beneficial ownership of our common shares. The table is based upon information provided by the Selling Shareholders. The table assumes that all the shares being offered by the Selling Shareholders pursuant to this prospectus are ultimately sold in the offering.
Selling Shareholders
Name of Selling Shareholder	Common Shares Owned Before Offering (1)	Percentage of Class Prior to the Offering (2)	Total Common Shares Offered Hereby	Common Shares Owned Following the Offering	Percentage of Class Following the Offering
Friends Dry Investment Company Inc. (3)	868,928	30.6%	868,928	0	0.0%
Family United Navigation Company (4)	287,443	10.1%	287,443	0	0.0%
Ergina Shipping Ltd. (5)	180,308	6.4%	180,308	0	0.0%
Total	1,336,679	47.1%	1,336,679	0	0.0%

(1)
Beneficial ownership is determined in accordance with the Rule 13d-3(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and generally includes voting or investment power with respect to securities. Except as subject to community property laws or otherwise as described in the notes below, where applicable, the person named above has sole voting and investment power with respect to all common shares shown as beneficially owned by it.

(2)	Based on 2,835,656 shares outstanding as of July 7, 2023.
(3)
Represents 868,928 shares of common stock beneficially owned by Friends Dry Investment Company Inc. (“Friends Dry”). A majority of the shareholders of Friends Dry are members of the Pittas family. Investment power and voting control by Friends Dry resides in its Board of Directors which consists of five directors, a majority of whom are members of the Pittas family: Aristides J. Pittas, CEO, President and Director of the Company; Aristides P. Pittas, Vice Chairman and Director of the Company; Nikolaos J. Pittas, Financial Manager of Eurobulk, an affiliate of the Company; Emmanuel J. Pittas, Vice President of Eurobulk; and Markos Vasilikos, Managing Director of Eurobulk. Actions by Friends Dry may be taken by a majority of the members on its Board of Directors. The business address for Friends Dry is 4 Messogiou & Evropis Street, 151 24 Maroussi, Greece.

(4)
Represents shares of common stock held of record by Family United Navigation Co. (“FUN”). A majority of the shareholders of FUN are members of the Pittas family. Investment power and voting control by FUN resides in its Board of Directors which consists of four directors, affiliated with the Pittas family: Aristides P. Pittas, Vice Chairman and Director of the Company; Pantelis A. Pittas; Despoina Pitta; and Eleni A. Pitta. Actions by FUN may be taken by a majority of the members on its Board of Directors. The business address of FUN is 4 Messogiou & Evropis Street, 151 24 Maroussi, Greece.

(5)
Represents shares of common stock held of record by Ergina Shipping Ltd (“Ergina”). A majority of the shareholders of Ergina are members of the Pittas family. Investment power and voting control by Ergina resides in its Board of Directors which consists of three directors, affiliated with the Pittas family: Aristides J. Pittas, President and Director of the Company; Markos Vasilikos, Managing Director of Eurobulk; and Nikolaos J. Pittas; Financial Manager of Eurobulk. Actions by Ergina may be taken by a majority of the members on its Board of Directors. The business address of Ergina is 4 Messogiou & Evropis Street, 151 24 Maroussi, Greece.

OUR CAPITALIZATION
The following table sets forth our capitalization as of March 31, 2023:
•	on an actual basis; and
•
on an as adjusted basis, to give effect to events that have occurred between April 1, 2023, and July 7, 2023: (a) $2,885,000 of installments paid under our secured long-term debt since March 31, 2023, (b) a bank loan of $14,000,000 to refinance M/V Ekaterini, and (c) 8,534 of shares bought under our share repurchase program as of July 7, 2023 for $119,622.

There have been no significant adjustments to our capitalization since July 7, 2023, other than the adjustments described above. You should also read this table in conjunction with our report on Form 6-K filed with the Commission on May 15, 2023, which is incorporated by reference herein.
As of March 31, 2023
(All figures in U.S. dollars, except for share amounts)	Actual*	As Adjusted**
Debt***:
Long-term bank loans, current portion	$10,317,900	$7,432,900
Long-term bank loans, net of current portion	56,018,193	70,018,193
Total debt	$66,336,093	77,451,093

Shareholder’s equity:
Common shares, $0.01 par value; 200,000,000 authorized shares; 2,844,190 shares issued and outstanding as at March 31, 2023; 2,835,656 shares issued and outstanding as adjusted	$28,442	28,357
Additional paid-in capital	68,696,297	68,576,760
Retained earnings	42,932,813	42,932,813
Total Shareholders' equity	111,657,552	111,537,930
Total capitalization	$177,993,645	188,989,023

*	The “Actual” column is based on our report on Form 6-K filed with SEC on May 15, 2023.
**	The “As Adjusted” Additional paid-in capital and Accumulated deficit do not include the incentive plan charge from April 1, 2023 to July 7, 2023.
***	Debt is secured by mortgages on all our vessels.

DIVIDEND POLICY
A description of our dividend policy can be found in Item 8.A "Financial Information – Consolidated Statements and Other Financial Information – Dividend Policy" of our Annual Report on Form 20-F for the year ended December 31, 2022, incorporated by reference in this prospectus.

PLAN OF DISTRIBUTION
The Selling Shareholders, which as used herein include donees, pledgees, transferees or other successors in interest, including any successor funds thereto, and their respective affiliates that are direct or indirect equity investors in us, including other successors in interest selling our common shares received after the date of this prospectus from the Selling Shareholders as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of our common shares, including on any stock exchange, quotation service, market or other trading facility on which our common shares are listed or traded, in the over-the-counter market, through underwriters, through agents, to dealers, or in private transactions, at fixed prices, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at varying prices (which may be above or below market prices prevailing at the time of sale), at negotiated prices or otherwise.
The Selling Shareholders may sell, transfer or otherwise dispose of our common shares offered in this prospectus through:
o	one or more block trades in which a broker-dealer will attempt to sell the shares as agent, but may reposition and resell a portion of the block, as principal, in order to facilitate the transaction;
o	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;
o	ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers;
o	underwriters, brokers or dealers (who may act as agents or principals) or directly to one or more purchasers;
o	an exchange distribution in accordance with the rules of the applicable exchange;
o	broker-dealers, who may agree with the Selling Shareholders to sell a specified number of such shares at a stipulated price per share;
o	public or privately negotiated transactions;
o	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the Commission;
o	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
o
trading plans entered into by the Selling Shareholders pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;

o	any combination of the foregoing; or
o	any other method permitted pursuant to applicable law.
The Selling Shareholders may from time to time, pledge or grant a security interest in some or all of our common shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common shares from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Shareholders to include the donee, pledgee, transferee or other successors in interest as Selling Shareholders under this prospectus.  The Selling Shareholders also may transfer our common shares in other circumstances, in which case the donees, transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
In connection with the sale of our common shares, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our common shares in the course of hedging the positions they assume.  The Selling Shareholders may also sell our common shares short and deliver these common shares to close out their short positions, or loan or pledge the common shares to broker-dealers that in turn may sell these securities.  The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of our common shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Shareholders also may sell all or a portion of our common shares in open market transactions in reliance upon Rule 144 under the Securities Act, regardless of whether the shares are offered in this prospectus, provided that they meet the criteria and conform to the requirements of that rule.
There can be no assurance that the Selling Shareholders will sell any or all of our common shares offered by this prospectus.
The aggregate proceeds to the Selling Shareholders from the sale of our common shares offered by them will be the purchase price of the common shares less discounts or commissions, if any.  Each Selling Shareholder reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of common shares to be made directly or through agents.  We will not receive any of the proceeds from the sale of our common shares by the Selling Shareholders.
The Selling Shareholders and any underwriters, broker-dealers or agents that participate in the sale of our common shares may be deemed by the Commission to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act.  Any discounts, commissions, concessions or profit they earn on any resale of the shares may therefore be underwriting discounts and commissions under the Securities Act.  Selling Shareholders who are deemed by the Commission to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.
We have informed the Selling Shareholders that the anti-manipulation rules of Regulation M, promulgated under the Exchange Act, may apply to sales of our common shares by the Selling Shareholders in the market and to the activities of the Selling Shareholders and their affiliates.  In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the Selling Shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.  The Selling Shareholders may indemnify any broker, dealer or agent that participates in transactions involving the sale of our common shares against certain liabilities, including liabilities arising under the Securities Act.
As of the date of this prospectus, we are not a party to any agreement, arrangement or understanding between any broker or dealer and us with respect to the offer or sale of any of our common shares pursuant to this prospectus.
At the time that any particular offering of common shares is made, to the extent required by the Securities Act, a prospectus or prospectus supplement or, if appropriate, a post-effective amendment, will be distributed, setting forth the terms of the offering, including the aggregate number of common shares being offered, the purchase price of the common shares, the public offering price of the common shares, the names of any underwriters, dealers or agents and any applicable discounts or commission.
In order to comply with the securities laws of some states, if applicable, our common shares may be sold in these jurisdictions only through registered or licensed brokers or dealers.  In addition, in some states our common shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.
Underwriters or agents could make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an at-the-market offering as defined in Rule 415 promulgated under the Securities Act, which includes sales made directly on or through the Nasdaq Capital Market, the existing trading market for our common shares, or sales made to or through a market maker other than on an exchange.
We will bear the costs relating to the registration and sale of the common shares offered by the Selling Shareholders under this Registration Statement, other than any underwriting discounts and commissions and transfer taxes, if any.  We have agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities of any violation by the Company of the Securities Act, the Exchange Act and state securities laws applicable to the Company and relating to the registration of the shares offered by this prospectus that have not resulted from written information provided by the Selling Shareholders to us expressly for use in connection with such registration.  We have agreed with the Selling Shareholders to use best efforts to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (a) such time as all of our common shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement and (b) when all of the common shares owned by the Selling Shareholders may be resold pursuant to Rule 144 under the Securities Act without restriction as to volume or manner of sale.

DESCRIPTION OF CAPITAL STOCK
The following description of our capital stock, together with the additional information we include in any applicable prospectus supplements, summarizes the material terms and provisions of the capital stock offered under this prospectus.  For the complete terms of our capital stock, please refer to our amended and restated articles of incorporation that are filed as an exhibit to our Report on Form 6-K filed on May 29, 2018, which are incorporated by reference herein; our bylaws, as amended, that are filed as exhibits to our Registration Statement on Form F-1 filed on May 8, 2018, which are incorporated by reference herein; the Statement of Designation of Series A Participating Preferred Stock, filed as an exhibit to our Report on Form 6-K filed on May 31, 2018 and incorporated by reference herein; and the Amended and Restated Statement of Designation of Series B Convertible Perpetual Preferred Shares, filed as an exhibit to our Report on Form 6-K filed  on February 1, 2021 and incorporated by reference herein. The BCA may also affect the terms of these securities.
Authorized Capitalization
Under our amended and restated articles of incorporation, our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.01 per share and 20,000,000 shares of preferred stock par value $0.01 per share. All of our shares of stock are in registered form.
Common Shares
As of the date of this prospectus, we are authorized to issue up to 200,000,000 shares of common stock, par value $0.01 per share, of which there are 2,835,656 shares issued and outstanding. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Holders of our common stock (i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All issued shares of our common stock when issued will be fully paid for and non-assessable.
Preferred Shares
As of the date of this prospectus, we are authorized to issue up to 20,000,000 shares of preferred stock, par value $0.01 per share, of which there are currently no shares issued and outstanding. The preferred stock may be issued in one or more series and our Board of Directors, without further approval from our shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series. Issuances of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock.
For a full description of the terms of our Series B Preferred Shares, please see the Amended and Restated Statement of Designation for the Series B Convertible Perpetual Preferred Shares, filed as an exhibit to our Report on Form 6-K filed on February 1, 2021.

Share History
On November 5, 2020, the Board of Directors awarded 44,900 shares of restricted stock to our directors, officers and key employees of Eurobulk, 50% of which vested on November 16, 2021, and the remainder vested on November 16, 2022. There were 1,314 shares that were forfeited due to employee termination.
On January 29, 2021, the Board of Directors agreed to redeem $3.0 million of its Series B Preferred Shares with a simultaneous reduction of the dividend rate for the remaining outstanding shares. After the redemption, there were 13,606 Series B Preferred Shares with $13.6 million face value outstanding.
On June 4, 2021, Ergina elected to convert into shares of common stock part of the outstanding amount of the bridge loan it provided to the Company on May 10, 2021; the conversion price was the average closing price over the fifteen business days prior to the conversion notice as per the terms of the loan. As result of the conversion, EuroDry issued 180,308 shares to Ergina for the converted loan amount of $3.3 million.
From June 15, 2021, through November 3, 2021, we sold 341,017 shares of common stock under our at-the-market offering for $9,975,312 in gross proceeds net of commissions.

On November 19, 2021, the Board of Directors awarded 49,650 shares of restricted stock to our directors, officers and key employees of Eurobulk, 50% of which vested on July 1, 2022, and the remainder will vest on July 1, 2023. Vesting of the awards is conditioned on continuous employment throughout the period to the vesting date.
On December 16, 2021, we redeemed all of our Series B Preferred Shares for a net amount of $13.6 million.
In April 2022, we sold 65,130 shares of common stock under our at-the-market offering for $2,685,602 in gross proceeds net of commissions.
On November 3, 2022, the Board of Directors awarded 58,600 shares of restricted stock to our directors, officers and key employees of Eurobulk, 50% of which will vest on November 16, 2023, and the remainder will vest on November 15, 2024. Vesting of the awards is conditioned on continuous employment throughout the period to the vesting date.
During the year ended December 31, 2022, we repurchased and cancelled 140,301 common shares, under our share repurchase program for an aggregate consideration of approximately $2.0 million.
During 2023, up until July 7, 2023, we had repurchased and cancelled 66,964 common shares, under our share repurchase program for an aggregate consideration of approximately $1.1 million.
Share Repurchase Program
On August 8, 2022, we announced that our Board of Directors approved a share repurchase program (the “Program”) to purchase up to an aggregate of $10.0 million of our common shares. The Board will review the Program after a period of twelve months. Share repurchases will be made from time to time for cash in open market transactions pursuant to Rule 10b-18 of the Exchange Act at prevailing market prices and/or in privately negotiated transactions. The timing and amount of purchase under the Program will be determined by management based upon market conditions and other factors. The Program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time at the Company’s discretion and without notice. We will cancel common shares repurchased as part of the Program. As of July 7, 2023, we have repurchased the following common shares:
Period	Total Number of Shares Purchased	Average Price Paid per Share (1)	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
September 1-30, 2022	106,821	$13.725	106,821	$8,533,908
October 1-31, 2022	2,142	$13.796	2,142	$8,504,356
November 1-30, 2022	9,325	$15.922	9,325	$8,355,885
December 1-31, 2022	22,013	$15.926	22,013	$8,005,313
January 1-31, 2023	7,061	$16.765	7,061	$7,886,935
February 1-28, 2023	11,851	$16.760	11,851	$7,688,314
March 1-31, 2023	39,518	$17.233	39,518	$7,007,319
April 1-30, 2023	0	N/A	0	$7,007,319
May 1-31, 2023	0	N/A	0	$7,007,319
June 1-30, 2023	3,518	13.871	3,518	$6,958,522
July 1-7, 2023	5,016	14.051	5,016	$6,888,043
Total	207,265	N/A	207,265	N/A

(1)	The average price paid per share does not include commissions paid for each transaction.
The repurchased shares were cancelled and removed from the Company’s share capital as of July 7, 2023.
Directors
Our directors are elected by a plurality of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote in the election. Cumulative voting may not be used to elect directors.

Our Board of Directors must consist of at least three directors, such number to be determined by the Board of Directors by a majority vote of the entire Board of Directors from time to time. Shareholders may change the number of our directors only by an affirmative vote of the holders of the majority of the outstanding shares of capital stock entitled to vote generally in the election of directors.
Our Board of Directors is divided into three classes as set out below in “Classified Board of Directors.” Each director is elected to serve until the third succeeding annual meeting after his election and until his successor shall have been elected and qualified, except in the event of his death, resignation or removal.
Shareholder Meetings
Under our bylaws, as amended, annual shareholder meetings will be held at a time and place selected by our Board of Directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called at any time by the Board of Directors, the Chairman of the Board or by the President. Notice of every annual and special meeting of shareholders must be given to each shareholder of record entitled to vote at least 15 but no more than 60 days before such meeting.
Dissenters' Rights of Appraisal and Payment
Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our amended and restated articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which the Company’s shares are primarily traded on a local or national securities exchange.
Shareholders Derivative Actions
Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.
Limitations on Liability and Indemnification of Officers and Directors
The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties. Our bylaws, as amended, include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.
Our bylaws, as amended, provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability and indemnification provisions in our bylaws, as amended, may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
Purpose
Our purpose, as stated in our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA.

Anti-takeover Effect of Certain Provisions of our Amended and Restated Articles of Incorporation and Bylaws, as Amended
Several provisions of our amended and restated articles of incorporation and bylaws, as amended, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change in control and enhance the ability of our Board of Directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.
Blank Check Preferred Stock
Under the terms of our amended and restated articles of incorporation, our Board of Directors has authority, without any further vote or action by our shareholders, to issue up to 20,000,000 shares of blank check preferred stock. Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change in control of our company or the removal of our management.
Classified Board of Directors
Our amended and restated articles of incorporation provide for the division of our Board of Directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three-year terms. Approximately one-third of our Board of Directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our Board of Directors from removing a majority of our Board of Directors for two years.
Election and Removal of Directors
Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors. Our bylaws, as amended, require parties other than the Board of Directors to give advance written notice of nominations for the election of directors. Our bylaws, as amended, also provide that our directors may be removed only for cause and by either action of the Board of Directors or the affirmative vote of the holders of 51% of the issued and outstanding voting shares of the Company. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.
Limited Actions by Shareholders
Our amended and restated articles of incorporation and our bylaws, as amended, provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our amended and restated articles of incorporation and our bylaws, as amended, provide that, subject to certain exceptions, a special meeting of shareholders may be called only by our Board of Directors, our Chairman of the Board or by the President and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may not call a special meeting and shareholder consideration of a proposal may be delayed until the next annual meeting.
Advance Notice Requirements for Shareholder Proposals and Director Nominations
Our bylaws, as amended, provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 150 days nor more than 180 days prior to the one-year anniversary of the immediately preceding annual meeting of shareholders. Our bylaws, as amended, also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.
Certain Business Combinations
Our amended and restated articles of incorporation also prohibit us, subject to several exclusions, from engaging in any “business combination” with any interested shareholder for a period of three years following the date the shareholder became an interested shareholder.
Shareholders' Rights Plan
We adopted a shareholders’ rights plan on May 5, 2018 (the “Rights Plan”). Each right entitles the registered holder, upon the occurrence of certain events, to purchase from us one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $26, subject to adjustment.

The rights will expire on the earliest of (i) May 30, 2028 or (ii) redemption or exchange of the rights. The Rights Plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with or takeover of the Company. We believe that the Rights Plan should enhance the board of directors' negotiating power on behalf of shareholders in the event of a coercive offer or proposal. We are not currently aware of any such offers or proposals and we adopted the plan as a matter of prudent corporate governance. A copy of the Rights Plan is filed as an Exhibit hereto.
Transfer Agent
The registrar and transfer agent for our common shares is American Stock Transfer & Trust Company, LLC.
Listing
Our common shares are listed on the Nasdaq Capital Market under the symbol "EDRY."

TAX CONSIDERATIONS
The following is a discussion of the material Liberian, Marshall Islands and United States federal income tax considerations applicable to us and an investment decision by United States Holders and Non-United States Holders, each as defined below, in our common stock. A discussion of material tax considerations relating to other securities that may be offered hereunder will be discussed in a relevant supplement. This summary does not purport to deal with all aspects of United States federal income taxation, Liberian taxation or Marshall Islands taxation that may be relevant to an investor's decision to purchase common stock, nor any tax consequences arising under the laws of any state, locality or other foreign jurisdiction. This summary is not intended to be applicable to all categories of investors, such as dealers in securities, banks, thrifts or other financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, United States expatriates, persons that hold common stock as part of a straddle, persons who own 10% or more of our outstanding stock, persons deemed to sell the common stock under the constructive sale provisions of the United States Internal Revenue Code of 1986, as amended, or the Code, United States Holders (as defined below) whose "functional currency" is other than the United States dollar, partnerships or other pass-through entities, or persons who acquire or are deemed to have acquired the common stock in an exchange or for property other than cash, persons required to recognize income no later than when such income is reported on an “applicable financial statement,” holders subject to the “base erosion and anti-avoidance” tax,  or holders subject to an alternative minimum tax, each of which may be subject to special rules. In addition, this discussion is limited to persons who acquire common stock in an offering made under this prospectus and hold the common stock as "capital assets" (generally, property held for investment) within the meaning of Code Section 1221.
Marshall Islands Tax Considerations
In the opinion of Seward & Kissel LLP, the following are the material Marshall Islands tax consequences of our activities to us and holders of our common shares. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.
Liberian Tax Considerations
In the opinion of Seward & Kissel LLP, the following are the material Liberian tax consequences of our activities to us and holders of our common shares. Certain of our subsidiaries are incorporated in Liberia. Under current Liberian law, our Liberian subsidiaries are not subject to tax on income or capital gains, and no Liberian withholding tax will be imposed upon payments of dividends by our Liberian subsidiaries to us.
United States Federal Income Tax Considerations
In the opinion of Seward & Kissel LLP, the following are the material United States federal income tax consequences to us of our activities and to United States Holders and Non-United States Holders, each as defined below, of the ownership of common shares. The following discussion of United States federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business herein and assumes that we conduct our business as described herein. References in the following discussion to the "Company," "we," "our" and "us" are to EuroDry Ltd. and its subsidiaries on a consolidated basis.
United States Federal Income Taxation of Operating Income: In General
We earn and anticipate that we will continue to earn substantially all our income from the hiring or leasing of vessels for use on a time charter basis, from participation in a pool or from the performance of services directly related to those uses, all of which we refer to as "shipping income."
Unless exempt from United States federal income taxation under the rules of Section 883 of the Code, or Section 883, as discussed below, a foreign corporation such as the Company will be subject to United States federal income taxation on its "shipping income" that is treated as derived from sources within the United States, which we refer to as "United States source shipping income." For United States federal income tax purposes, "United States source shipping income" includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.
Shipping income attributable to transportation exclusively between non-United States ports will be considered to be 100% derived from sources entirely outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.
Shipping income attributable to transportation exclusively between United States ports is considered to be 100% derived from United States sources.

However, we are not permitted by United States law to engage in the transportation of cargoes that produces 100% United States source shipping income.
Unless exempt from tax under Section 883, our gross United States source shipping income would be subject to a 4% tax imposed without allowance for deductions, as described more fully below.
Exemption of Operating Income from United States Federal Income Taxation
Under Section 883 and the Treasury Regulations thereunder, a foreign corporation will be exempt from United States federal income taxation on its United States source shipping income if:
(1)          it is organized in a "qualified foreign country," which is one that grants an "equivalent exemption" from tax to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883; and
(2)          one of the following tests is met:
(A)         more than 50% of the value of its shares is beneficially owned, directly or indirectly, by "qualified shareholders," which as defined includes individuals who are "residents" of a qualified foreign country, which we refer to as the 50% Ownership Test; or
(B)         its shares are "primarily and regularly traded on an established securities market" in a qualified foreign country or in the United States, to which we refer as the Publicly-Traded Test.
Each of the Republic of the Marshall Islands, Liberia and Panama, the jurisdictions where we and our ship-owning subsidiaries are incorporated, has been officially recognized by the United States Internal Revenue Service, or the IRS, as a qualified foreign country that grants the requisite "equivalent exemption" from tax in respect of each category of shipping income we earn and currently expect to earn in the future. Therefore, we will be exempt from United States federal income taxation with respect to our United States source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.
We do not currently anticipate a circumstance under which we would be able to satisfy the 50% Ownership Test.  Therefore, our ability to qualify for exemption under Section 883 is solely dependent upon satisfaction of the Publicly-Traded Test as discussed below.
For the reasons discussed below, we believe we satisfied the Publicly-Traded Test for the 2022 taxable year.
Publicly-Traded Test
The Treasury Regulations provide, in pertinent part, that the stock of a foreign corporation will be considered to be "primarily traded" on an established securities market in a country if the number of shares of each class of stock that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country. Our common stock is "primarily traded" on the Nasdaq Capital Market, which is an established securities market for these purposes.
The Treasury Regulations also require that our stock be "regularly traded" on an established securities market. Under the Treasury Regulations, our stock will be considered to be "regularly traded" if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets, which we refer to as the "listing threshold." We intend to take the position that our common stock, which is listed on the Nasdaq Capital Market constituted more than 50% of our outstanding shares by value and total combined voting power for the 2022 taxable year. Accordingly, we intend to take the position that we satisfied the listing threshold for the 2022 taxable year.  However, it is possible that our common stock may come to constitute 50% or less of our outstanding shares by value in a future taxable year in which case we may not be able to satisfy the listing threshold or the Publicly Traded Test.
Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of shares will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of stock, to which we refer as the “Five Percent Override Rule.”

For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of our common stock, or “5% Shareholders,” the regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as owning 5% or more of our common stock. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.  In the event the Five Percent Override Rule is triggered, the regulations provide that the Five Percent Override Rule will nevertheless not apply if we can establish that within the group of 5% Shareholders, there are sufficient qualified shareholders for purposes of Section 883 to preclude non-qualified shareholders in such group from owning 50% or more of our common stock for more than half the number of days during the taxable year.
We believe that we were subject to the Five Percent Override Rule, but nonetheless satisfied the Publicly-Traded Test for the 2022 taxable year because the nonqualified 5% Shareholders did not own more than 50% of our common stock for more than half of the days during the taxable year. We intend to take this position on our 2022 United States federal income tax returns.
We can give no assurances as to whether we will be able to satisfy the Publicly-Traded Test for our 2023 taxable year or any future taxable year.
Taxation in Absence of Exemption
To the extent that the benefits of Section 883 are unavailable for any taxable year, our United States source shipping income, to the extent not considered to be “effectively connected” with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions which we refer to as the “4% gross basis tax regime”. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from United States sources, the maximum effective rate of United States federal income tax on our shipping income will not exceed 2% under the 4% gross basis tax regime.
To the extent our United States source shipping income is considered to be "effectively connected" with the conduct of a United States trade or business, as described below, any such "effectively connected" United States source shipping income, net of applicable deductions, would be subject to United States federal income tax, currently imposed at a rate of 21%. In addition, we would generally be subject to the 30% "branch profits" tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our United States trade or business.
Our United States source shipping income would be considered "effectively connected" with the conduct of a United States trade or business only if:
•	we have, or are considered to have, a fixed place of business in the United States involved in the earning of United States source shipping income; and
•
substantially all of our United States source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not currently have, intend to have, or permit circumstances that would result in our having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, it is anticipated that none of our United States source shipping income will be "effectively connected" with the conduct of a United States trade or business for any taxable year.
United States Federal Income Taxation of Gain on Sale of Vessels
If we qualify for exemption from tax under Section 883 in respect of the shipping income derived from the international operation of our vessels, then gain from the sale of any such vessel should likewise be exempt from United States federal income tax under Section 883. If, however, our shipping income from such vessels does not for whatever reason qualify for exemption under Section 883, then any gain on the sale of a vessel will be subject to United States federal income tax if such sale occurs in the United States. To the extent possible, we intend to structure the sales of our vessels so that the gain therefrom is not subject to United States federal income tax. However, there is no assurance we will be able to do so.
United States Federal Income Taxation of United States Holders
The following is a discussion of the material United States federal income tax considerations relevant to an investment decision by a United States Holder, as defined below, with respect to our common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which may be subject to special rules.

This discussion only addresses considerations relevant to those United States Holders who purchase common shares in an offering made under this prospectus and hold such shares as capital assets, that is, generally for investment purposes.  You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common shares.
As used herein, the term United States Holder means a beneficial owner of common shares that is an individual United States citizen or resident, a United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if (x) a court within the United States is able to exercise primary jurisdiction over the administration of the trust or (y) the trust has made an election to be treated as a United States person.
If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding common shares, you are encouraged to consult your tax advisor.
Distributions
Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common shares to a United States Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the United States Holder's tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as "passive category income" for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.
Dividends paid on our common shares to a United States Holder who is an individual, trust or estate, or a United States Non-Corporate Holder will generally be treated as "qualified dividend income" that is taxable to such United States Non-Corporate Holder at preferential tax rates provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the Nasdaq Capital Market, on which our common shares are traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which, as discussed below, we have not been, are not and do not anticipate being in the future); (3) the United States Non-Corporate Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) the United States Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.
Any distributions out of earnings and profits we pay which are not eligible for these preferential rates will be taxed as ordinary income to a United States Non-Corporate Holder.
Special rules may apply to any "extraordinary dividend"—generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder's adjusted tax basis in his common shares—paid by us. If we pay an "extraordinary dividend" on our common shares that is treated as "qualified dividend income," then any loss derived by a United States Non-Corporate Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.
Sale, Exchange or Other Disposition of Common Shares
Assuming we do not constitute a passive foreign investment company for any taxable year, a United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder's tax basis in such shares. Such gain or loss will be treated as long-term capital gain or loss if the United States Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. Long-term capital gains of United States Non-Corporate Holders are currently eligible for reduced rates of taxation. A United States Holder's ability to deduct capital losses is subject to certain limitations.
Passive Foreign Investment Company Status and Significant Tax Consequences
Special United States federal income tax rules apply to a United States Holder that holds shares in a foreign corporation classified as a "passive foreign investment company", or a PFIC, for United States federal income tax purposes. In general, we will be treated as a PFIC with respect to a United States Holder if, for any taxable year in which such Holder holds our common shares, either:

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or
•	at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income.
For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.
Based on our current operations and future projections, we do not believe that we have been, are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income.  Accordingly, such income should not constitute passive income, and the assets that we own and operate in connection with the production of such income, in particular, the vessels, should not constitute assets that produce or are held for the production of passive income for purposes of determining whether we are a PFIC. Therefore, based on our current operations and future projections, we should not be treated as a PFIC with respect to any taxable year. There is substantial legal authority supporting this position, consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority that characterizes time charter income as rental income rather than services income for other tax purposes. It should be noted that in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. Furthermore, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.
As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different United States federal income taxation rules depending on whether the United States Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a QEF election. As an alternative to making a QEF election, a United States Holder should be able to make a "mark-to-market" election with respect to our common shares, as discussed below.  In addition, if we were to be treated as a PFIC for a taxable year, a United States Holder of our common stock would be required to file an annual information return on Form 8621 with the IRS.
Taxation of United States Holders Making a Timely QEF Election
If a United States Holder makes a timely QEF election, which United States Holder we refer to as an "Electing Holder," the Electing Holder must report for United States federal income tax purposes his pro rata share of our ordinary earnings and net capital gain, if any, for each taxable year of the Company during which it is a PFIC that ends with or within the taxable year of the Electing Holder, regardless of whether distributions were received from us by the Electing Holder. No portion of any such inclusions of ordinary earnings will be treated as "qualified dividend income." Net capital gain inclusions of United States Non-Corporate Holders would be eligible for preferential capital gain tax rates. The Electing Holder's adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any taxable year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A United States Holder would make a timely QEF election for our shares by filing one copy of IRS Form 8621 with his United States federal income tax return for the first year in which he held such shares when we were a PFIC. If we were to be treated as a PFIC for any taxable year, we would provide each United States Holder with all necessary information in order to make the QEF election described above. A United States Holder would not be able to make a QEF election with respect to our warrants.
Taxation of United States Holders Making a "Mark-to-Market" Election
Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate will be the case, our common shares are treated as "marketable stock," a United States Holder would be allowed to make a "mark-to-market" election with respect to our common shares, provided the United States Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations.  Since our common shares are traded on the Nasdaq Capital Market, we believe that our common shares can be treated as "marketable stock".  If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such Holder's adjusted tax basis in the common shares.

The United States Holder would also be permitted an ordinary loss in respect of the excess, if any, of the United States Holder's adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A United States Holder's tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder.
Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election
Finally, if we were to be treated as a PFIC for any taxable year, a United States Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a Non-Electing Holder, would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:
•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the common shares;
•
the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income and would not be "qualified dividend income"; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

United States Federal Income Taxation of "Non-United States Holders"
A beneficial owner of common shares (other than a partnership) that is not a United States Holder is referred to herein as a Non-United States Holder.
If a partnership holds common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding common shares, you are encouraged to consult your tax advisor.
Dividends on Common Stock
A Non-United States Holder generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common shares, unless that income is effectively connected with the Non-United States Holder's conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is subject to United Stated federal income tax only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States.
Sale, Exchange or Other Disposition of Common Shares
Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:
•
the gain is effectively connected with the Non-United States Holder's conduct of a trade or business in the United States (and, if the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-United States Holder in the United States); or

•	the Non-United States Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.
If the Non-United States Holder is engaged in a United States trade or business for United States federal income tax purposes, dividends on the common shares, and gains from the sale, exchange or other disposition of such shares, that are effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of United States Holders.

In addition, if you are a corporate Non-United States Holder, your earnings and profits that are attributable to the effectively connected income, subject to certain adjustments, may be subject to an additional "branch profits" tax at a rate of 30%, or at a lower rate as may be specified by an applicable United States income tax treaty.
Backup Withholding and Information Reporting
In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements if you are a non-corporate United States Holder. Such payments or distributions may also be subject to backup withholding if you are a non-corporate United States Holder and you:
•	fail to provide an accurate taxpayer identification number;
•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your United States federal income tax returns; or
•	in certain circumstances, fail to comply with applicable certification requirements.
Non-United States Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.
If you are a Non-United States Holder and you sell your common shares to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-United States person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common shares through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common shares through a non-United States office of a broker that is a United States person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that you are a non-United States person and certain other conditions are met, or you otherwise establish an exemption.
Backup withholding is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your United States federal income tax liability by filing a refund claim with the IRS.
Individuals who are United States Holders (and to the extent specified in applicable Treasury regulations, certain individuals who are Non-United States Holders and certain United States entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations). Specified foreign financial assets would include, among other assets, our common stock, unless the shares are held through an account maintained with a United States financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, the statute of limitations on the assessment and collection of United States federal income tax with respect to a taxable year for which the filing of IRS Form 8938 is required may not close until three years after the date on which IRS Form 8938 is filed.  United States Holders (including United States entities) and Non-United States Holders are encouraged to consult their own tax advisors regarding their reporting obligations under Section 6038D of the Code.

EXPENSES
 The following are the estimated expenses of the issuance and distribution of the securities being registered under the registration statement of which this prospectus forms a part, all of which will be paid by us.
SEC registration fee		$2,052	*
Legal fees and expenses	$		**
Accounting fees and expenses	$		**
Miscellaneous	$		**
Total	$		**

*	Includes the $2,052 previously paid in connection with unsold securities pursuant to Rule 457(p).
**	To be updated, if necessary, by amendment, supplement or as an exhibit to Report on Form 6-K that is incorporated by reference in this registration statement.

EXPERTS
The consolidated financial statements of EuroDry Ltd. as of December 31, 2022 and 2021, and for each of the three years in the period ended December 31, 2022, incorporated by reference in this Prospectus by reference to EuroDry Ltd.’s annual report on Form 20-F for the year ended December 31, 2022, have been audited by Deloitte Certified Public Accountants S.A., an independent registered public accounting firm, as stated in their report. Such consolidated financial statements are incorporated by reference in reliance upon the report of such firm, given their authority as experts in accounting and auditing. The offices of Deloitte Certified Public Accountants S.A. are located at Fragoklissias 3a & Granikou Street, Maroussi, Athens 151 25, Greece.
LEGAL MATTERS
The validity of the securities offered by this prospectus will be passed upon for us by Seward & Kissel LLP, New York, New York, with respect to matters of the law of the Republic of the Marshall Islands and with respect to matters of United States and New York law.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
 As required by the Securities Act of 1933, we filed a registration statement relating to the securities offered by this prospectus with the Commission.  This prospectus is a part of that registration statement, which includes additional information.
Government Filings
We file annual and special reports with the Commission.  You may read and copy any document that we file and obtain copies at prescribed rates from the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330.  The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.  In addition, you can obtain information about us at the offices of the Nasdaq Capital Market.  Further information about our company is available on our website at http://www.eurodry.gr.  The information on our website does not constitute a part of this prospectus.
Information Incorporated by Reference
The Commission allows us to "incorporate by reference" information that we file with it.  This means that we can disclose important information to you by referring you to those filed documents.  The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document.
In addition to the documents identified elsewhere in this prospectus as being incorporated by reference, we incorporate by reference the documents listed below and any future filings made with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act:
•
Our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Commission on April 24, 2023, which contains our audited consolidated financial statements for the most recent fiscal year for which those statements have been filed.

•
Exhibit 1 to our Report of Foreign Private Issuer on Form 6-K filed with the Commission on May 15, 2023 (except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the next succeeding paragraph), which contains a press release reporting the Company’s results for the quarter ended March 31, 2023.

•
Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K filed with the Commission on June 27, 2023, which contains the results of the Company’s 2023 Annual General Meeting, held on June 23, 2023.

We are also incorporating by reference all subsequent annual reports on Form 20-F that we file with the Commission and certain current reports on Form 6-K that we furnish to the Commission after the date of this prospectus (if they state that they are incorporated by reference into this prospectus) until we file a post-effective amendment indicating that the offering of the securities made by this prospectus has been terminated.  In all cases, you should rely on the later information over different information included in this prospectus or any prospectus supplement.
You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement.  We have not, and any underwriters have not, authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  We are not, and any underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.  You should assume that the information appearing in this prospectus and any accompanying prospectus supplement as well as the information we previously filed with the Commission and incorporated by reference, is accurate as of the dates on the front cover of those documents only.  Our business, financial condition and results of operations and prospects may have changed since those dates.
You may request a free copy of the above-mentioned filings or any subsequent filing we incorporated by reference in this prospectus by writing or telephoning us at the following address:
EuroDry Ltd.
4 Messogiou & Evropis Street
151 24 Maroussi, Greece
+30-211-1804006
Information provided by the Company
We will furnish holders of our common shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm, and intend to furnish quarterly reports containing selected unaudited financial data for each quarter of each fiscal year. The audited financial statements will be prepared in accordance with accounting principles generally accepted in the United States and those reports will include a "Management's Discussion and Analysis of Financial Condition and Results of Operations" section for the relevant periods.  As a "foreign private issuer", we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.  While we intend to furnish proxy statements to any shareholder in accordance with the rules of the Nasdaq Capital Market, those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act.  In addition, as a "foreign private issuer", we are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

GLOSSARY OF SHIPPING TERMS
The following are definitions of certain terms that are commonly used in the shipping industry and in this prospectus.
Annual survey. The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.
Ballast. A voyage during which the vessel is not laden with cargo.
Bareboat charter. A charter of a vessel under which the shipowner is usually paid a fixed daily or monthly rate for a certain period of time during which the charterer is responsible for the vessel operating expenses and voyage expenses of the vessel and for the management of the vessel. In this case, all voyage related costs, including vessel fuel, or bunker, and port dues as well as all vessel operating expenses, such as day-to-day operations, maintenance, crewing and insurance are paid by the charterer. A bareboat charter is also known as a "demise charter" or a "time charter by demise" and involves the use of a vessel usually over longer periods of time ranging over several years. The owner of the vessel receives monthly charterhire payments on a per day basis and is responsible only for the payment of capital costs related to the vessel.
Bunkers. Fuel oil used to operate a vessel's engines, generators and boilers.
Capesize. A drybulk carrier with a cargo carrying capacity exceeding 80,000 dwt. These vessels generally operate along long haul iron ore and coal trade routes. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size.
Charter. The hire of a vessel for a specified period of time or to carry a cargo for a fixed fee from a loading port to a discharging port. The contract for a charter is called a charterparty.
Charterer. The company that hires a vessel pursuant to a charter.
Charterhire. Money paid to the shipowner by a charterer for the use of a vessel under charter. Such payments are usually made during the course of the charter every 15 or 30 days in advance or in arrears by multiplying the daily charter rate times the number of days and, under a time charter only, subtracting any time the vessel was deemed to be off-hire. Under a bareboat charter such payments are usually made monthly and are calculated on a 360 or 365 day calendar year basis.
Charter rate. The amount of money agreed between the charterer and the shipowner accrued on a daily or monthly basis that is used to calculate the vessel's charterhire.
Classification society. An independent society that certifies that a vessel has been built and maintained according to the society's rules for that type of vessel and complies with the applicable rules and regulations of the country in which the vessel is registered, as well as the international conventions which that country has ratified. A vessel that receives its certification is referred to as being "in class" as of the date of issuance.
Contract of affreightment. A contract of affreightment, or COA, relates to the carriage of specific quantities of cargo with multiple voyages over the same route and over a specific period of time which usually spans a number of years. A COA does not designate the specific vessels or voyage schedules that will transport the cargo, thereby providing both the charterer and shipowner greater operating flexibility than with voyage charters alone. The charterer has the flexibility to determine the individual voyage scheduling at a future date while the shipowner may use different ships to perform these individual voyages. As a result, COAs are mostly entered into by large fleet operators such as pools or shipowners with large fleets of the same vessel type. All of the ship's operating, voyage and capital costs are borne by the shipowner while the freight rate normally is agreed on a per cargo ton basis.
Deadweight ton or "dwt". A unit of a vessel's capacity for cargo, fuel oil, stores and crew, measured in metric tons of 1,000 kilograms. A vessel's dwt or total deadweight is the total weight the vessel can carry when loaded to a particular load line.
Deep sea containership. A Deep Sea containership has a cargo carrying capacity of more than 3,000 teu and mostly serves the mainlane East-West container trade routes.
Drybulk. Non-liquid cargoes of commodities shipped in an unpackaged state.
Drybulk carriers. Vessels which are specially designed and built to carry large volumes of drybulk.

Drydocking. The removal of a vessel from the water for inspection and/or repair of those parts of a vessel which are below the water line. During drydockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications issued. Drydockings are generally required once every 30 to 60 months.
Freight. Money paid to the shipowner by a charterer for the use of a vessel under a voyage charter. Such payment is usually made on a lump-sum basis upon loading or discharging the cargo and is derived by multiplying the tons of cargo loaded on board by the cost per cargo ton, as agreed to transport that cargo between the specific ports.
Gross ton. A unit of measurement for the total enclosed space within a ship equal to 100 cubic feet or 2.831 cubic meters used in arriving at the calculation of gross tonnage.
Handymax. Handymax vessels are drybulk vessels that have a cargo carrying capacity of approximately 40,000 to 59,999 dwt. These vessels operate on a large number of geographically dispersed global trade routes, carrying primarily grains and minor bulks. Vessels below 60,000 dwt are usually built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure.
Handysize. Handysize vessels are drybulk vessels that have a cargo carrying capacity of approximately 10,000 to 39,999 dwt. These vessels carry exclusively minor bulk cargo. Increasingly, these vessels are operating on regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that may lack the infrastructure for cargo loading and unloading.
Hull. Shell or body of a ship.
IMO. International Maritime Organization, a United Nations agency that issues international regulations and standards for seaborne transportation.
Intermediate survey. The inspection of a vessel by a classification society surveyor which takes place between two and three years before and after each Special Survey for such vessel pursuant to the rules of international conventions and classification societies.
Metric ton. A unit of weight equal to 1,000 kilograms.
Newbuilding. A new vessel under construction or just completed.
Off-Hire. The period a vessel is unable to perform the services for which it is required under a charter. Off-hire periods typically include days spent undergoing repairs and drydocking, whether or not scheduled.
OPA. Oil Pollution Act of 1990 of the United States (as amended).
Panamax. Panamax vessels are drybulk vessels that have a cargo carrying capacity of approximately 60,000 to 79,999 dwt. The ability of Panamax vessels to pass through the Panama Canal makes them more versatile than larger vessels. Panamax drybulk carriers carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers.
Period charter. A period charter is an industry term referring to both time and bareboat charters that last for more than a single voyage.
Pools. Pooling arrangements that enable participating vessels to combine their revenues. Vessels may be employed either exclusively in spot charters or a combination of spot and period charters and contacts of affreightment. Pools are administered by the pool manager who secures employment for the participating vessels. The contract between a vessel in a shipping pool and the pool manager is a period charter where the charter hire is based on the vessel's corresponding share of the income generated by all the vessels that participate in the pool. The corresponding share of every vessel in the pool is based on a pre-determined formula rating the technical specifications of each vessel. Pools have the size and scope to combine spot market voyages, time charters and contracts of affreightment with freight forward agreements for hedging purposes to perform more efficient vessel scheduling thereby increasing fleet utilization.
Protection and indemnity (or P&I) insurance. Insurance obtained through mutual associations (called "Clubs") formed by shipowners to provide liability insurance protection against a large financial loss by one member by contribution towards that loss by all members. To a great extent, the risks are reinsured.
Scrapping. The disposal of old or damaged vessel tonnage by way of sale as scrap metal.
Short fund. A contract of affreightment to carry cargo.
SOLAS. The International Convention for the Safety of Life at Sea 1974, as amended, adopted under the auspices of the IMO.

Special survey. An extensive inspection of a vessel by classification society surveyors that must be completed within five years. Special surveys require a vessel to be drydocked.
Spot charter. A spot charter is an industry term referring to both voyage and trip time charters. These charters are referred to as spot charters or spot market charters due to their short-term duration, constituting mostly of a single voyage between one load port and one discharge port.
Spot market. The market for the immediate chartering of a vessel usually for single voyages.
TCE. Time charter equivalent, a standard industry measure of the average daily revenue performance of a vessel. The TCE rate achieved on a given voyage is expressed in $ per day and is generally calculated by subtracting voyage expenses, including bunkers and port charges, from voyage revenues and dividing the net amount (time charter equivalent revenues) by the voyage days, including the trip to the loading port. TCE is a standard seaborne transportation industry performance measure used primarily to compare period-to-period changes in a seaborne transportation company's performance despite changes in the mix of charter types (i.e., voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed during specific periods.
Time charter. A time charter is a contract under which a charterer pays a fixed daily hire rate usually on a semi-monthly basis for use of the vessel for an agreed period. This is either a specific fixed period of time or a specific number of loaded voyages. Subject to any restrictions in the charter, the charterer decides the type and quantity of cargo to be carried and the ports of loading and unloading. The charterer pays the voyage related expenses such as fuel, canal tolls, and port charges. The shipowner pays all vessel operating expenses such as the management expenses and crew costs as well as for the capital costs of the vessel. Any delays at port or during the voyages are the responsibility of the charterer, save for certain specific exceptions such as loss of time arising from vessel breakdown and routine maintenance.
Trip time charter. A trip time charter is a short-term time charter where the vessel performs a single voyage between load port(s) and discharge port(s) and the charterer pays a fixed daily hire rate usually on a semi-monthly basis for use of the vessel. The difference between a trip time charter and a voyage charter is only in the form of payment for use of the vessel and the respective financial responsibilities of the charterer and shipowner as described under Time Charter and Voyage Charter.
Ton. See "Metric ton."
Vessel operating expenses. The costs of operating a vessel that is incurred during a charter, primarily consisting of crew wages and associated costs, insurance premiums, lubricants and spare parts, and repair and maintenance costs. Vessel operating expenses exclude fuel and port charges, which are known as "voyage expenses." For a time charter, the shipowner pays vessel operating expenses. For a bareboat charter, the charterer pays vessel operating expenses.
Voyage charter. A voyage charter involves the carriage of a specific amount and type of cargo from specific load port(s) to specific discharge port(s), subject to various cargo handling terms. Most of these charters are of a single voyage nature between two specific ports, as trading patterns do not encourage round voyage trading. The owner of the vessel receives one payment derived by multiplying the tons of cargo loaded on board by the cost per cargo ton, as agreed to transport that cargo between the specific ports. The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel. The charterer is typically responsible for any delay at the loading or discharging ports.
Voyage expenses. Expenses incurred due to a vessel's traveling from a loading port to a discharging port, such as fuel (bunker) cost, port expenses, agent's fees, canal dues and extra war risk insurance, as well as commissions.